

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Ivan Krikun
President
Danlax, Corp.
616 Corporate Way, Suite 2-6187
Valley Cottage, NY 10989

> **Re: Danlax, Corp.**
> **Registration Statement on Form S-1**
> **Filed on January 21, 2014**
> **File No. 333-193467**

Dear Mr. Krikun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

2.   You state throughout the registration statement that you will be required to file periodic reports. Please advise whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If

not, please revise to clarify the consequences to investors of being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. As such, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Cover Page, page 3

3.   Please remove the table that sets forth the offering price, expenses and proceeds to you. As a best efforts, no minimum offering, there is a possibility that you will sell none or significantly less than all the shares offered and therefore receive significantly less than the proceeds listed in the table.

Prospectus Summary, page 5

4.   You state that you have concepts for the types of mobile games you plan to develop. Please disclose the type or genre of mobile games you plan to develop and your target audience for your games.

The Offering, page 5

5.   Please clarify that the gross proceeds of $90,000 reflects the potential maximum amount of proceeds in the event you sell all of the offered shares. Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Risk Factors, page 6

General

6.   We note that Mr. Krikun is the CEO of a grocery distribution company. It is unclear what, if any, experience Mr. Krikun has in the mobile game industry. If true, please add a risk factor, discussing the lack of Mr. Krikun's experience in this industry and technical expertise in mobile application development, among other experience critical to developing mobile games and operating a company in your industry.

7.   You state on page 20 that you anticipate generating revenue from in-game advertisements. Please add a risk factor discussing the competition for mobile advertisers.

Risks Associated to Our Business

"We are solely dependent upon the funds. . .," page 6

8.   Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

"We face strong competition. . .," page 8

9.   Please identify and describe the industry in which you operate. Please also disclose the genre of games you anticipate developing and discuss any risks specific to this genre.

"Because our sole officer and director will only be devoting. . .," page 9

10.   Please clarify that it is possible Mr. Krikun might devote less than 20 hours to your operations because there is no employment agreement governing this understanding. We note that Mr. Krikun also serves as the CEO of a grocery distribution company. Please explain whether the remainder of the Mr. Krikun's time will be devoted to the grocery distribution company.

Use of Proceeds, page 12

11.   In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. In the context of a no-minimum offering, the use of proceeds disclosure should not start with disclosure that reflects the sale of 50% of the offered shares. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares. The disclosure under the dilution heading and elsewhere, as applicable, should be supplemented in a corresponding manner. In preparing the expanded use of proceeds disclosure, please consider instruction 3 to Item 504 of Regulation S-K.

12.   As you state on page 18, please also state here that if you sell less than half of your shares, then you would be forced to scale back or abort completely your plan of operation. Please provide similar disclosure under the Plan of Operation heading in the Management's Discussion and Analysis section.

13.   Please remove the statement that "[t]here is no assurance that we will raise the full $90,000 as anticipated." Given that this is a best efforts, no minimum offering, this statement does not appear to be appropriate.

Management's Discussion and Analysis or Plan of Operation, page 15

14.   We note your disclosure on page 20 of the anticipated revenue sources once you develop
        your mobile game. Please include similar disclosure in the Management's Discussion
        and Analysis section.

Plan of Operation, page 16

15.   In describing your plan of operations and your estimated expenses for the next 12
        months, please add disclosure that assumes that a smaller portion of the offering will be
        completed, such as sale of ten percent or 15% of the offered shares. As you state on page
        18, please also state here that if you sell less than half of your shares, then you would be
        forced to scale back or abort completely your plan of operation. Please also disclose the
        operations you will be able to implement with the capital resources currently available.

Develop Mobile Games. . ., page 17

16.   Please disclose whether you will need to hire additional personnel to develop your games,
        or whether Mr. Krikun will develop the games.

17.   You disclose the anticipated cost for developing a game. Please explain the estimated
        expenses, such as whether it will be for salaries or licenses.

Capital Resources and Liquidity, page 18

18.   Please revise your liquidity discussion to disclose the number of months your current
        cash resources will fund and the minimum period of time that you will be able to conduct
        your planned operations using currently available capital resources and provide related
        and consistent risk factor disclosure. We refer you to the Liquidity and Capital
        Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a)(1) of
        Regulation S-K for additional guidance.

Comment Marketing Campaign. . ., page 17

19.   Please disclose that Mr. Krikun may devote less than 20 hours to your operations because
        there is no employment agreement governing this understanding. Please add a cross-
        reference to the revised risk factor in response to comment 10 above.

Description of Business

The market, page 19

20.   Please provide support for the following statements on page 20:

- "In 2013, 82.3% of all mobile phone gamers will be smartphone gamers, compared with 17.7% who will access games via feature phone."
- "By 2017, smartphone gamers will account for 90% of all mobile phone gamers in the US. In 2011 and 2012, the number of US smartphone gamers skyrocketed, fueled by the high gains in the number of smartphone owners combined with the spread of new viral games."
- "Growth has slowed following these massive increases but will remain high through 2017 as the number of smartphone users continues to rise and developers continue to tailor their offerings to smartphone gamers."

In addition, please provide us with the relevant portions of the industry research reports you cite, such as from eMarketer. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Competition, page 21

21.   Please discuss the competitive landscape for attracting advertisers for your games.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 22

22.   Please supplementally provide us with the name and location of the grocery distribution company Mr. Krikun established.

Director Independence, page 23

23.   Please revise to remove any implication that your shares of common stock may be listed on the NASDAQ Global Market or that you may be subject to its listing requirements.

Certain Relationships and Related Transactions, page 24

24.   We note the disclosures relating to an oral transaction evidencing the advancement of funds by Mr. Krikun to the company, a verbal agreement with Mr. Krikun to loan, if necessary, the company funds to complete the registration process, and Mr. Krikun's provision of office space free of charge to the company. If the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please advise, or otherwise file as an exhibit to the registration

statement the written description of your oral arrangements with Mr. Krikun in accordance with the requirements of Item 601(b)(10)(iii) of Regulation S-K.

Plan of Distribution, page 25

25.	Please tell us more about the manner in which the securities will be offered and how investors will learn about the offering. For instance, will Mr. Krikun solicit investors through direct mailings and/or through personal contacts? How will he identify those who might have an interest in purchasing shares? Please file a copy of the subscription agreement that you reference in the "Procedures for Subscribing" as an exhibit to the registration statement.

Item 17. Undertakings, page 45

26.	We note your references to a prospectus filed pursuant to Rule 100(b). This phrase is not included in Item 512 of Regulation S-K and should be replaced with Rule 424(b). Please ensure that the text of this undertaking conforms to the text of Item 512(a) of Regulation S-K, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Scott D. Olson Esq.